1201 Winterson Road
Linthicum, MD 21090
410.694.5700 phone
410.694.5750 fax
www.ciena.com

February 10, 2006
By Facsimile and Edgar
Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

Re:	Ciena Corporation
Form 10-K for Fiscal Year Ended October 31, 2005
Filed January 12, 2006, File No. 0-21969
Dear Mr. Spirgel:
     This letter is in response to the Staff’s letter of comment dated February 1, 2006, with respect to the above referenced Form 10-K for the fiscal year ended October 31, 2005 filed by Ciena Corporation (the “Company” or “Ciena”). Below are Ciena’s responses to the Staff’s comments. For the convenience of the Staff, we have set out each of the comments in italic font immediately preceding the Company’s corresponding response.
Form 10-K for the Fiscal Year ended October 31, 2005
Item 5. Market for Registrant’s Common Stock and Related Stockholder Matters, page 22
1.	We note in footnote 1 of your tabular presentation that you are granted the right to repurchase the shares issued, to the extent that the option or restricted stock is not vested, at the grantee’s exercise price. Tell us in detail the specific terms of this repurchase feature, and your consideration of whether the repurchase of the options or restricted stock at the grantee’s exercise price would trigger variable accounting. Please cite the appropriate accounting literature in your response.

In connection with its acquisitions of WaveSmith Networks, Inc. on June 16, 2003 and Catena Networks Inc. on May 4, 2004, the Company assumed equity compensation plans and award agreements that provide certain grantees the right to exercise stock options or restricted stock awards prior to vesting. Upon such early exercise, the award agreements provide for the grantee to receive restricted stock that is subject to repurchase by Ciena, to the extent it remains unvested. Ciena may only elect to repurchase the unvested shares upon grantee’s termination of employment, which would have caused the unvested portion of the award to be forfeited under the original agreement terms. The Company’s repurchase price is equal to the original exercise price paid by the grantee. The contingent repurchase provision held by Ciena expires at the end of the original vesting period of the award. The early exercise and repurchase provisions of the award do not accelerate vesting or prompt variable accounting treatment based upon guidance provided in EITF 00-23-Issue 33(b). As such, Ciena does not record any additional compensation expense upon the occurrence of early exercise by grantee or repurchase by Ciena within the plan’s terms as described.

If Ciena elects not to exercise its repurchase right, the grantee retains the full amount of shares early exercised, regardless of the vesting restrictions. Ciena’s determination not to repurchase effectively accelerates the vesting of such award, and under FASB Interpretation 44, a new measurement date for compensation costs is triggered as of the termination date. Ciena recognizes any incremental compensation costs immediately within that reporting period, as discussed in EITF 00-23-Issue 33(b), as applicable.

At October 31, 2005, Ciena had approximately 60.6 million shares underlying option awards outstanding under applicable plans. Ciena expects that the 81,904 shares underlying all remaining awards assumed through acquisition that permit early exercise by the grantee and repurchase by Ciena will be fully vested by May 1, 2006, at which time Ciena’s repurchase rights will lapse.
Note 4. Goodwill and Long-Lived Asset: Impairments, page 59
2.	Addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you determined that your operating segments and reporting units are the same.

FAS 142 paragraph 30 delineates a reporting unit as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.

Based on the operations of the Company, management has concluded that Ciena operates in four operating segments for purposes of reporting under SFAS 131. Though the other criteria of SFAS 131 are achieved for aggregation, there are economic dissimilarities among the operations and, accordingly, they are reported separately as segments in footnote disclosure. The Company started with these four SFAS 131 operating segments for purposes of identifying its reporting units under SFAS 142, which requires an assessment of impairment at the reporting unit level, either operating segment or one level below (at the component level). EITF D-101 provides clarification of the reporting unit guidance in paragraph 30 of SFAS 142. Though Ciena has product and customer revenue and related data that it provides to its chief operating decision maker (CODM), there are no operations below the operating segment level that would be considered a separate or stand alone business, there is no discrete financial information provided on a component reporting unit level other than product and customer revenue, and neither the CODM nor segment managers review the operating results of any component within any of the operating segments for purposes of making management or operational decisions. The Company has therefore concluded that its operating segments are the reporting units for purposes of SFAS 142.

3.	We note the footnote to your tabular presentation for goodwill. Tell us why the aggregation of your CNG and MESG operating/reportable segments to form the TSG reportable segment was appropriate under the guidance of SFAS No. 131. We note from your segment footnote that the TSG segment represents a significant portion of your total revenue and total segment loss for 2005.

CNG and MESG were not “aggregated” as a segment (following the aggregation definition within SFAS No. 131). Ciena realigned its operations and management in 2004 and operationally combined CNG and MESG on a business level basis to form the TSG portion of the business as part of this structural change to its business model. TSG as an operating segment is the internal management basis on which results for the transport business of Ciena are assessed by the CODM, business decisions are made, resources allocated and operations managed. These operations were combined as there is no longer an individual operating contribution managed by the Company for CNG or MESG separately, research and development was combined and results and resources are evaluated collectively. The management of the TSG group is combined and there are not separate persons responsible for the CNG or MESG contribution to profit. Though revenue and customers can be identified by the CNG and MESG product lines, there is no discrete business or financial measurement below the customer revenue level. Accordingly, the TSG operating segment is the lowest component and the operating segment is one and the same with the reporting unit.

Per guidance of SFAS 131 paragraph 34, if an enterprise changes the structure of its internal organization in a manner that causes the composition of its reportable segments to change, the corresponding information for earlier periods, including interim periods, shall be restated unless it is impracticable to do so. Ciena’s current segment footnote reflects this restatement due to the change in structure of its internal organization.

4.	Further, tell us why you believe it is appropriate to combine the CNG and MESG reporting units to form the TSG reporting unit for your impairment testing. Refer to your basis in the accounting literature.

As indicated above in our response to Staff comment #3, the CNG and MESG product lines no longer operate individually as a reporting unit or operating segment component since the Company realigned operations and management in fiscal 2004. There is no “aggregation” or “combination” of CNG and MESG reporting units for purposes of assessing goodwill impairment – the operations of the product lines were combined in a structural change to the Ciena business model with the resulting TSG reporting unit / operating segment the basis for such an assessment.

The impairment testing was assessed in accordance with SFAS 142, paragraph 26 in that it was done at the reporting unit level, either operating segment or one level below (at the component level). In Ciena’s case, as a result of the factors above and described in our response to Staff comment #3, the impairment test was done at the TSG operating segment, which is also the reporting unit level for purposes of SFAS 142.

5.	We note that you utilized an independent valuation expert to assess the fair value of your reporting units and their intangible assets. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.

In future filings we will delete the reference to the utilization of an independent valuation expert and provide disclosures that explain the method and assumptions used by management to determine the valuation.

6.	We note in 2005 and 2004 the fair value of your reporting units was determined using the average of the outcomes from all or some of the following valuation methods: market multiples; comparable transactions; and discounted cash flows.

Tell us why you believe a fair value measurement technique that averages the outcomes of various methodologies is appropriate. Specifically refer to paragraphs 23-25 of SFAS 142 in your response.

SFAS 142 paragraph 23 defines the fair value of a reporting unit as “the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties.” Paragraph 23 also highlights that quoted market prices in active markets are the best evidence of fair value; however, they should also not be the sole measurement basis. Quoted market prices are not available for Ciena’s reporting units, and consequently, the Company applies the suggested valuation methods in paragraphs 24 and 25 of SFAS 142 which include an estimate of how a potential buyer in Ciena’s market would evaluate fair value of a reporting unit.

A hypothetical buyer of any or all of Ciena’s reporting units that is familiar with our market would consider comparable public company market multiples (as discussed in SFAS 142 paragraph 25), prices paid in comparable transactions and the future earnings and cash flow potential of the reporting unit (as discussed in SFAS 142 paragraph 24), when determining an appropriate offer price for the reporting unit. Accordingly, Ciena deems it appropriate and relevant to consider each of these valuation methods when determining the fair value of the reporting units and as such, the following valuation methods were considered relevant and appropriate under FAS 142 when determining the fair value of our reporting units: market multiples; comparable transactions; and discounted cash flows.

The Company believes that there are benefits of each of these valuation methodologies in assigning value to Ciena’s reporting units and that no single methodology provides a stronger indication of fair value than the other. In both 2005 and 2004, the resulting valuation assessments from each of the methods that Ciena considered provided similar and comparable results. Consequently, we consider each relevant valuation method as having equal weight and determined that utilizing an average of these outcomes provides the best information as to the valuations.

7.	We also note a control premium of 15 — 20% was added to the valuation results for each reporting unit. Tell us why you believe it is appropriate to include a control premium for each reporting unit considering that each reporting unit does not have publicly traded equity securities.

As noted on our response to Staff comment # 6 above, SFAS 142 paragraph 23 provides guidance that the fair value of an asset (or liability) is the amount at which that asset (or liability) could be bought or sold in a current transaction between willing parties. The buyer of a business (or a controlling interest of a business) will realize the benefits of control and, therefore, will pay a premium above the market price paid by a buyer of a non-controlling interest. It is also noted that the value of acquiring a discrete controlling interest in a separate business, or in this case, reporting unit, will have a premium for an interested buyer over the price of an acquisition including other incidental assets, liabilities or operations in addition to the specifically targeted operations.

Accordingly, in assessing the fair value of each individual reporting unit on a stand alone basis, an acquiring entity would be willing to pay a price that included a control premium in addition to the valuation results as determined through the valuation methodologies described in our response to Staff comment #6.

Ciena believes that a hypothetical buyer of a Ciena reporting unit (or a controlling interest in a reporting unit) will realize the benefits of control and additional value from the ability to take advantage of specific reporting unit operational synergies and therefore, will pay a premium of 15% - 20% above the value of a non-controlling interest, in those cases where the reporting unit does not have declining future revenue prospects or similar characteristics indicating a control premium is not warranted. The 15%-20% premium was based on Ciena’s assessment of typical controlling interest value premium, through assessment of market comparables and similar past industry transactions.

8.	We note in 2005 the fair value of your reporting units was determined using the average of the valuations calculated using market multiples and discounted cash flows, with no control premium. Tell us why it is appropriate, citing specific guidance under SFAS 142, to change your valuation methodologies from year to year.

Ciena’s valuation approach in 2005 was consistent with prior years, and our valuation methodologies have not changed. Assumptions and variables within the methodologies have been updated to represent the market conditions and reflect the underlying values of the reporting units. As discussed in our response to Staff comment #6, Ciena determines the fair value of its reporting units using an average of market multiples, comparable transactions, and discounted cash flows. In 2005, we considered comparable transactions; however, given that we did not identify any relevant comparable transactions completed in 2005, this method did not yield any results for inclusion in our 2005 fair value analysis.

Additionally, we also considered the application of a control premium in our 2005 fair value analysis for each of our reporting units (consistent with our approach as discussed in our response to Staff comment #7). During the SFAS 142 step 1 analysis, control premiums were established and used in the calculations of each of the Company’s reporting units’ fair values but disclosure, per SFAS 142 paragraph 47, was only presented for the BBG reporting unit as it was the only reporting unit in which a goodwill impairment loss occurred. The BBG control premium was assessed to be 0% due to the declining nature of the business which consequently would cause a third party buyer not to be able to obtain substantial long-term value from its ability to take advantage of synergies and other benefits that flow from control over another entity. A market participant buyer would not be expected to pay a premium for a business with materially declining future revenue and cash flow prospects.
Note 6. Accounts Receivable, page 62
9.	We note your allowance for doubtful accounts in the amount of $3.3 million includes a specific provision for one customer in the amount of $2.6 million. Tell us why you believe the net balance of $0.7 million is an appropriate allowance for your $73 million in accounts receivable at October 31, 2005. Further, in future filings, disclose here and in your critical accounting policies the estimates management has made in determining the appropriate balance for your allowance for doubtful accounts.

Ciena’s customer base primarily includes significant, well established telecommunications service providers, cable operators and governments. Ciena performs credit evaluations and assesses collectibility prior to recognition of accounts receivable and related revenue. As Ciena’s customer base primarily consists of established customers and the recognition of accounts receivable and revenue in the financial statements does not occur until collection is reasonably assured, the Company’s history of bad debts has primarily been the result of a limited number of specific customers encountering unexpected subsequent financial difficulties, as demonstrated most recently in the specific provision indicated in the Staff’s comment (specific customer reserve of $2.6 million disclosed in our October 31, 2005 Form 10-K). As a result, a specific identification method is most appropriate. The Company’s population of receivables does not consist of large volumes of smaller dollar accounts across many customers, and accordingly a historical or formulaic approach to provisioning is not appropriate.

The Company records provisions related to the allowance for doubtful account on a specific identification basis. The $0.7 million net balance included in Ciena’s allowance for doubtful accounts and the $2.6 million were related to individual customers identified by the Company. Given Ciena’s collectibility assessments completed at the time of sale, low frequency in bad debt write-offs, and ongoing specific identification for provisions for doubtful accounts, we believe the net balance of $0.7 million is an adequate and appropriate provision for doubtful accounts as of October 31, 2005 and that the specific identification methodology applied is consistent with the receivable exposure assessed by Ciena.

In future filings the Company will disclose in the footnotes and in our critical accounting policies the estimates management has made based upon specific identification of accounts in determining the appropriate balance of the allowance for doubtful accounts.

Note 16. Commitments and Contingencies, page 71
10.	We note on August 31, 2005 that the district court issued a preliminary order approving the stipulated settlement agreement. Tell us the amount of that settlement and if you have it recorded as a liability for the fiscal year ended October 31, 2005.

The stipulated settlement agreement among the plaintiffs and the many issuer defendants (including the Company) and their insurance companies, which was preliminarily approved by the district court on August 31, 2005, provides that: (i) the insurers guarantee the plaintiffs a recovery of $1 billion from the underwriters (e.g., if the plaintiffs recover only $600 million from the underwriters, the insurers would pay the plaintiffs $400 million), (ii) the insurers pay all of the issuers’ defense costs as of June 1, 2003 (on a pooled, pro rata basis), without regard to policy retentions, (iii) the issuers assign their “excessive compensation” claims against the underwriters to a litigation trust and agree not to sue the underwriters on other claims, (iv) the plaintiffs release the issuers (and the individual directors and officers) and dismiss the pending complaints against them with prejudice, and provide the issuers with “protection” from claims by the underwriters, and (v) the issuers provide reasonable cooperation to the plaintiffs with respect to the assigned claims.

The Company did not record any liability related to this settlement for the fiscal year ended October 31, 2005 because the stipulated settlement agreement does not require the Company to pay any amount toward settlement, to make payments (directly or contingently) on behalf of the insurers or other plaintiffs, or to incur any additional defense costs.
Note 17. Segment Reporting, page 72
11.	We note your recent acquisitions of Catena and Akara were headquartered in Canada. Tell us if the revenue generated from these acquisitions is material and your consideration of paragraph 38 of SFAS No. 131.

In determining the geographic segment disclosure in accordance with paragraph 38, the Company has reflected revenue that is sourced from sales to U.S. customers to its U.S. operations. Revenue from customers outside of the U.S. operations is otherwise reflected as international in the geographic segment disclosure. In future filings, the Company will provide additional disclosure with regard to the attribution of revenue among geographic segments.

The revenues generated for the Catena acquisition were primarily reported in the operations of the BBG operating segment and constituted approximately 10.5% and 19.4% of the consolidated revenues of the Company for fiscal 2004 and 2005, respectively. The revenues generated from the Akara acquisition were primarily reported in the operations of the TSG operating segment and were not material to the consolidated revenues of the Company. The primary source of the revenues from these Canadian acquisitions was from sales to customers in the United States and, accordingly, such amounts are reported as domestic revenue in Note 17 to our financial statements.

As indicated in Note 17, 20.2% and 25.9% of the consolidated revenue reported for fiscal year 2005 and 2004, respectively, is from international operations collectively, and no revenue attributed to a respective international country or region is considered individually material for separate disclosure.
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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information please do not hesitate to call me at (410) 865-8069.
Very truly yours,
/S/ Joseph R. Chinnici
Joseph R. Chinnici
Senior Vice President and Chief Financial Officer

cc:	Kyle Moffat, Branch Chief Accountant
Bob Carroll, Staff Accountant
Russell B. Stevenson, Jr.
Michael J. Silver
Kris Muller